STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE	August 18th, 2004
Corporate Office:	#SRU-16-04
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF - OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

HIGH GRADE FOOTWALL DRILL #FL04-180 INTERCEPTS
29.02 g/t PLATINUM and 2.02 g/t PALLADIUM
OVER 1.23 METERS

The footwall-style of platinum and palladium -enriched mineralization continues to be encountered during Starfield Resources Phase One definition drilling Program along the near surface exposures of the West Zone at Ferguson Lake(Table One). The most recent intercept of 1.23 meters grading 29.09 g/t platinum(Pt) and 2.02 g/t palladium(Pd) is located on line 48+50W approximately one kilometer west of the most easterly intercept of 1.50 meters grading 6.81 g/t platinum and 1.29 g/t palladium located on line 38+00W.(Press Release # SRU-13-04).

Gabbro-hosted, PGE-rich footwall, mineralization has also been discovered during this years drilling campaign on line 45+50W and on line 42+45W. In particular, high grades of platinum were discovered in drill hole 04-165 which intersected one meter grading 8.54 g/t Pt and 32.23 g/t Pd and 0.9 meters grading 43.39 g/t Pt and 2.41 g/t Pd and in hole 04-167 an intersection graded 10.4 g/t Pt and 4.02 g/t Pd over an 1.25 meter interval (Press Releases #SRU-07-04, #SRU-08-04). Previously in the "pit area", drill hole 02-135 located on line 43+43W intersected 1.11 meters grading 14.04 g/t Pt and 19.62 g/t Pd and hole 03-157 located on line 45+80W encountered 0.95 meters grading 17.01 g/t Pt and 10.82 g/t Pd.

The Company is pleased that this years Phase One Program continues to intersect high-grade Pt+Pd footwall-style mineralization at a rate of one intersection every six new holes drilled along strike in areas which were previously untested. Footwall-style PGE mineralization ranges from broad zones to separate low-sulphide PGE-enriched intervals generally of economic interest when grading between 2 to 5 g/t Pt+Pd (2 PGE). The true thickness of the PGE-enriched footwall style mineralization is not defined at this time.

PGE-enriched footwall style of mineralization is generally found 30 to 50 meters below the base of the moderately, north-dipping, copper+nickel+cobalt+palladium+platinum main sulphide lenses. A property-wide inferred resource estimate of 2.4 million ounces of Palladium and 0.4 million ounces of Platinum is estimated to be contained in 54.8 million tonnes of main sulphides at 1% Cu+Ni cutoff (grading .99% Cu, .59% Ni, .066% Co, 1.37 g/t Pd, .24 g/t Pt -- N.C. Carter, April 8,2003). Planned continued drilling in the West Zone is expected to lead to a PGE resource estimate, on completion of the drill program, for the footwall-style PGE-enriched mineralization along the 1.8 kilometer strike length of exposed gabbro in the West Zone.

TABLE ONE HIGHLIGHTS - PLATINUM AND PALLADIUM - FOOTWALL MINERALIZATION
Hole No.	Inclination	Location	Interval(m)	Length (m)(ft)	Cu ppm x.xxx%	Ni ppm x.xxx%	Co ppm x.xxx%	Pd g/t	Pt g/t	2 PGE*
04-175	-60	39+00W /1+40N	353.45-354-95	1.50 (4.92)	491	1004	139	1.52	0.02	1.54
			364.84-366.34	1.50 (4.92)	413	552	76	0.93	0.07	1.00

04-176	-60	39+70W /1+40N	135.74-136.76	1.02 (3.34)	0.494%	1.166%	0.138%	3.44	0.12	3.56
			168.25-168.55	0.30 (0.98)	0.214%	0.526%	0.059%	2.49	0.02	2.51
			248.50-250.00	1.50 (4.92)	160	130	21	1.63	0.18	1.81
			290.00-290.75	0.75 (2.46)	1763	704	95	1.42	0.21	1.63

04-177	-60	46+55W /1+70N	164.55-167.06	2.51 (8.23)	1977	1528	192	1.01	0.11	1.12
			190.50-193.00	2.50 (8.20)	58	221	58	0.82	0.59	1.41
			220.10-221.20	1.10 (3.60)	302	1968	488	3.08	1.43	4.51

04-178	-60	49+40W /1+75N	199.30-201.02	0.58 (1.90)	0.230%	0.897%	0.116%	2.39	0.14	2.53
			201.32-204.50	3.18 (10.43)	0.299%	0.270%	0.036%	0.89	0.73	1.62
			203.25-204.50	1.25 (4.10)	0.385%	0.095%	0.014%	0.43	1.47	1.90
			213.73-214.28	0.55 (1.80)	0.312%	0.890%	0.094%	3.18	0.05	3.23

04-179	-75	49+40W /1+75N	222.93-225.70	2.77 (9.08)	0.275%	0.534%	0.65%	1.60	0.04	1.64
		(including	224.50-225.70	1.20 (3.93)	0.278%	0.816%	0.103%	2.49	0.05	2.54)

04-180	-60	48+50W /1+75N	210.50-211.73	1.23 (4.03)	909	988	150	2.02	29.09	31.11
			255.17-255.44	0.27 (0.88)	760	1679	250	2.52	0.11	2.63

All Copper, Nickel and Cobalt data are reported in parts per million (ppm) except where assays are noted as percentages
*2PGE=Pt+Pd

Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10,2004,page 3.

On behalf of the Board of Directors,

"Glen C. Macdonald"

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.